

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2013

Via Facsimile
Mr. Marcelo Eduardo Martins
Chief Financial Officer
Cosan Limited
Av. Juscelino Kubitschek, 1327 – 4th floor
São Paulo, SP 04543-000, Brazil

  Re: Cosan Limited
    Form 20-F for Fiscal Year Ended
    March 31, 2012
    Filed July 31, 2012
    File No. 1-33659

Dear Mr. Martins:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Ethan Horowitz

      Ethan Horowitz
      Branch Chief